Exhibit 2(d)

DESCRIPTION OF ORDINARY SHARES

Class of Registered Securities

Our ordinary shares, par value NIS 0.01 per shares, are registered pursuant to the Securities Exchange Act of 1934, as amended.

Transfer of Shares and Notices

Fully paid ordinary shares are issued in registered form and may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, we will provide at least 21 calendar days’ prior notice of any general shareholders meeting.

Election of Directors

The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders. Our board is divided into three classes of directors serving staggered three-year terms.

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Israeli Companies Law, 1999 (the “Companies Law”), as of our most recent financial statements or as accrued over a period of two years, whichever is higher, unless otherwise approved by a court order. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. Dividend or liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

We have two types of general shareholders meetings: the annual general meetings and extraordinary general meetings. These meetings may be held either in Israel or in any other place the board of directors determines. An annual general meeting must be held in each calendar year, but not more than 15 months after the last annual general meeting.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules. Nasdaq generally requires a quorum of 33-1/3%, but we have an exemption from that requirement and instead follow the generally accepted business practice for companies in Israel. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of the shareholders voting on the matter adjourned. At such reconvened meeting, the required quorum consists of any two members present in person or by proxy, unless otherwise required by applicable rules.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to remove directors or change the structure of our staggered board of directors.

Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and to refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of the company’s authorized share capital;

●	a merger; or

●	approval of certain actions and transactions which require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders. Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties, which typically do not apply to shareholders of U.S. companies, may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Restrictions on Non-Israeli Residents

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Mergers and Acquisitions under the Companies Law

The Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders’ meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed by each party with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each party.

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or more shareholder of the company and there is no 25% or more shareholder in the company. In addition, an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or more shareholder of the company and there is no 45% or more shareholder in the company. These requirements do not apply if the acquisition (i) is made in a private placement that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offer or is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s outstanding shares, the Companies Law requires that the acquisition be made by means of a tender offer for all of the outstanding shares. If as a result of a full tender offer the acquirer would own more than 95% of the outstanding shares, then all the shares that the acquirer offered to purchase will be transferred to it. The law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer, although the acquirer may stipulate that any tendering shareholders forfeit their appraisal rights. If as a result of a full tender offer the acquirer would own 95% or less of the outstanding shares, then the acquirer may not acquire shares that will cause his shareholding to exceed 90% of the outstanding shares.

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by a shareholders resolution, subject to the approval of the holders of a majority of the issued shares of that class.

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